Exhibit 99.1

TOWER SEMICONDUCTOR LTD.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Tower Semiconductor Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tower Semiconductor Ltd. and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, changes in shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Income Taxes — Income Tax Provision — Refer to Note 18 to the financial statements

Critical Audit Matter Description

The Company's provision for income taxes is affected by income taxes in a multinational tax environment. The income tax provision is an estimate determined based on current enacted tax laws and tax rates at each of its geographic locations with the use of acceptable allocation methodologies based upon the Company’s organizational structure, the Company’s operations and business mode of work, and result in applicable local taxable income attributable to those locations. For the year-ended December 31, 2024, the consolidated provision for income taxes was $10.2 million comprised of amounts related to Israel, Japan, U.S. and Italy operations, as detailed in Note 18.

We identified management’s determination of the taxable income and its related income tax provision as a critical audit matter because of the significant judgements and estimates management makes related to the charges between the sites located in different tax jurisdictions, the consideration of different tax status in each jurisdiction. This required a high degree of auditor judgement and an increased extent of effort, including the need to involve our income tax specialists, when performing audit procedures to evaluate the reasonableness of management’s estimate of the income tax provision.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the determination of the taxable income allocation and income tax provision included the following, among others:

•
We obtained the taxable income allocation used in calculating the income tax provision and tested that the taxable income allocation between Israel and corporate operations and the other subsidiaries is appropriate based on the specified services and margins determined in the Company's transfer pricing studies.

•	We tested the effectiveness of controls over the Company’s process to allocate its taxable income between the different subsidiaries based on the Company's transfer pricing studies.

•	We read and evaluated management’s documentation, including information obtained by management from external tax specialists that detailed the basis of the uncertain tax positions.

•	With the assistance of our income tax specialists, we evaluated:

•
The appropriateness of the transfer pricing analysis, including the transfer pricing methods and profit level indicators and ranges provided within the transfer pricing studies conducted by the Company’s external tax specialists.

•	The appropriateness of the transfer pricing methodology implemented by management as provided in the transfer pricing studies.

•	The relevant facts by reading the Company’s correspondence with the relevant tax authorities and any third-party advice obtained by the Company.

•
The Company’s measurement of uncertain tax positions related to transfer pricing based on our knowledge of international and local income tax laws, as well as historical settlement activity from income tax authorities.

/s/ Brightman Almagor Zohar & Co.
Brightman Almagor Zohar & Co.
Certified Public Accountants
A Firm in The Deloitte Global Network

Tel Aviv, Israel
February 27, 2025

We have served as the Company's auditor since 1993.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars and shares in thousands)

	As of
	December 31,
	2024	2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$271,894	$260,664
Short-term deposits	946,351	790,823
Marketable securities (*)	-	184,960
Trade accounts receivable	211,932	154,067
Inventories	268,295	282,688
Other current assets	61,817	35,956
Total current assets	1,760,289	1,709,158
LONG-TERM INVESTMENTS	8,650	8,452
PROPERTY AND EQUIPMENT, NET	1,286,622	1,155,929
INTANGIBLE ASSETS, NET	3,196	5,115
GOODWILL	7,000	7,000
OTHER LONG-TERM ASSETS, NET	14,728	32,863
TOTAL ASSETS	$3,080,485	$2,918,517
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current maturities of long-term debt	$48,376	$58,952
Trade accounts payable	130,624	139,128
Deferred revenue and customers' advances	21,655	18,418
Employee related liabilities	65,199	51,054
Other current liabilities	19,210	9,286
Total current liabilities	285,064	276,838
LONG-TERM DEBT	132,437	172,611
LONG-TERM CUSTOMERS' ADVANCES	7,690	25,710
EMPLOYEE RELATED LIABILITIES	4,985	6,098
OTHER LONG-TERM LIABILITIES	10,129	10,221
TOTAL LIABILITIES	440,305	491,478
Ordinary shares of NIS 15 par value:	446,562	443,631
150,000 authorized as of December 31, 2024 and 2023
111,637 and 111,550 issued and outstanding, respectively, as of December 31, 2024
110,912 and 110,825 issued and outstanding, respectively, as of December 31, 2023
Additional paid-in capital	1,377,986	1,380,917
Cumulative stock based compensation	236,551	202,343
Accumulated other comprehensive loss	(74,188)	(52,935)
Retained earnings	675,479	467,615
	2,662,390	2,441,571
Treasury stock, at cost - 87 shares	(9,072)	(9,072)
THE COMPANY'S SHAREHOLDERS' EQUITY	2,653,318	2,432,499
Non-controlling interest	(13,138)	(5,460)
TOTAL SHAREHOLDERS' EQUITY	2,640,180	2,427,039

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,080,485	$2,918,517

(*) Marketable securities as of December 31, 2023 were available-for-sale securities; the amortized cost of such marketable securities of $188,826 was net of an immaterial allowance for credit losses.

See notes to the consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars and shares in thousands, except per share data)

	Year ended December 31,
	2024	2023	2022
REVENUES	$1,436,122	$1,422,680	$1,677,614
COST OF REVENUES	1,096,680	1,069,161	1,211,306
GROSS PROFIT	339,442	353,519	466,308
OPERATING COSTS AND EXPENSES:
Research and development	79,434	79,808	83,911
Marketing, general and administrative	74,964	72,454	80,282
Restructuring gain from sale of machinery and equipment, net	-	(52,168)	(20,243)
Restructuring expense (income), net	(6,270)	19,662	10,684
Merger-contract termination fee, net	-	(313,501)	-
	148,128	(193,745)	154,634

OPERATING PROFIT	191,314	547,264	311,674
FINANCING INCOME (EXPENSE), NET	50,834	30,531	(12,767)
OTHER INCOME (EXPENSE), NET	(24,721)	7,047	(6,934)
PROFIT BEFORE INCOME TAX	217,427	584,842	291,973
INCOME TAX EXPENSE, NET	(10,205)	(65,312)	(25,502)
NET PROFIT	207,222	519,530	266,471
Net loss (profit) attributable to non-controlling interest	642	(1,036)	(1,902)
NET PROFIT ATTRIBUTABLE TO THE COMPANY	$207,864	$518,494	$264,569
BASIC EARNINGS PER SHARE:
Earnings per share	$1.87	$4.70	$2.42
Weighted average number of shares	111,153	110,289	109,349
DILUTED EARNINGS PER SHARE:
Earnings per share	$1.85	$4.66	$2.39
Net profit used for diluted earnings per share	$207,864	$518,494	$264,569
Weighted average number of shares
used for diluted earnings per share	112,343	111,216	110,754

See notes to the consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(dollars in thousands)

	Year ended December 31,
	2024	2023	2022
Net profit	$207,222	$519,530	$266,471
Other comprehensive income, net of tax:
Foreign currency translation adjustment	(19,956)	(15,761)	(27,595)
Unrealized gain (loss) on derivatives and marketable securities	1,065	4,769	(690)
Realized gain on marketable securities which was previously presented in other comprehensive income	(9,524)	-	-
Change in employees plan assets and benefit obligations	126	(222)	(938)
Comprehensive income	178,933	508,316	237,248
Comprehensive loss attributable to non-controlling interest	7,678	4,780	7,667
Comprehensive income attributable to the Company	$186,611	$513,096	$244,915

See notes to the consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(dollars and share data in thousands)

	THE COMPANY'S SHAREHOLDERS' EQUITY
					Accumulated	Foreign	Retained
	Ordinary	Ordinary	Additional		other	currency	earnings		Total	Non
	shares	shares	paid-in	Unearned	comprehensive	translation	(accumulated	Treasury	comprehensive	controlling
	issued	amount	capital	compensation	income (loss)	adjustments	deficit)	stock	income (loss)	interest	Total
BALANCE AS OF JANUARY 1, 2022	108,970	$435,453	$1,389,051	$149,906	$(412)	$(27,471)	$(315,448)	$(9,072)		$(6,618)	$1,615,389
Changes during the year ended December 31, 2022:
Proceeds from an investment in a subsidiary										11,645	11,645
Exercise of options and RSUs	1,071	4,697	(4,653)								44
Employee stock-based compensation				24,215							24,215
Other comprehensive income:
Profit							264,569		$264,569	1,902	266,471
Foreign currency translation adjustments						(18,026)			(18,026)	(9,569)	(27,595)
Unrealized loss on derivatives and marketable securities					(690)				(690)		(690)
Change in employees plan assets and benefit obligations					(938)				(938)		(938)
Comprehensive income									$244,915
BALANCE AS OF DECEMBER 31, 2022	110,041	440,150	1,384,398	174,121	(2,040)	(45,497)	(50,879)	(9,072)		(2,640)	1,888,541
Changes during the year ended December 31, 2023:
Proceeds from an investment in a subsidiary										1,960	1,960
Exercise of RSUs	871	3,481	(3,481)								-
Employee stock-based compensation				28,222							28,222
Other comprehensive income:
Profit							518,494		$518,494	1,036	519,530
Foreign currency translation adjustments						(9,945)			(9,945)	(5,816)	(15,761)
Unrealized gain on derivatives and marketable securities					4,769				4,769		4,769
Change in employees plan assets and benefit obligations					(222)				(222)		(222)
Comprehensive income									$513,096
BALANCE AS OF DECEMBER 31, 2023	110,912	443,631	1,380,917	202,343	2,507	(55,442)	467,615	(9,072)		(5,460)	2,427,039
Changes during the year ended December 31, 2024:
Exercise of RSUs	725	2,931	(2,931)								-
Employee stock-based compensation				34,208							34,208
Other comprehensive income:
Net profit							207,864		$207,864	(642)	207,222
Foreign currency translation adjustments						(12,920)			(12,920)	(7,036)	(19,956)
Unrealized gain on derivatives and marketable securities					1,065				1,065		1,065
Realized gain on marketable securities which was previously presented in other comprehensive income					(9,524)				(9,524)		(9,524)
Change in employees plan assets and benefit obligations					126				126		126
Comprehensive income									$186,611
BALANCE AS OF DECEMBER 31, 2024	111,637	$446,562	$1,377,986	$236,551	$(5,826)	$(68,362)	$675,479	$(9,072)		$(13,138)	$2,640,180
OUTSTANDING SHARES, NET OF TREASURY STOCK AS OF DECEMBER 31, 2024	111,550

See notes to the consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended December 31,
	2024	2023	2022
CASH FLOWS - OPERATING ACTIVITIES
Net profit for the period	$207,222	$519,530	$266,471
Adjustments to reconcile net profit for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	266,279	258,021	292,638
Effect of exchange rate differences and fair value adjustment	133	(1,632)	10,362
Other expense (income), net	24,721	(7,047)	6,934
Changes in assets and liabilities:
Trade accounts receivable	(60,169)	(3,160)	(15,232)
Other current assets	(33,992)	(9,541)	20,427
Inventories	4,778	8,682	(77,891)
Trade accounts payable	35,784	(8,254)	(20,893)
Deferred revenue and customers' advances	(14,783)	(35,676)	(30,069)
Employee related liabilities and other current liabilities	22,021	(70,163)	61,033
Long-term employee related liabilities	(1,312)	(1,210)	2,956
Deferred tax, net and other long-term liabilities	(2,000)	27,011	13,084
Net cash provided by operating activities	448,682	676,561	529,820
CASH FLOWS - INVESTING ACTIVITIES
Investments in property and equipment, net	(436,153)	(444,502)	(366,403)
Proceeds related to sale and disposal of property and equipment	4,500	12,318	152,866
Proceeds from investment realization	62	12,458	2,574
Investments in other assets	(530)	(605)	(1,037)
Deposits and marketable securities, net	31,882	(300,516)	(117,448)
Net cash used in investing activities	(400,239)	(720,847)	(329,448)
CASH FLOWS - FINANCING ACTIVITIES
Exercise of options, net	-	-	44
Proceeds from loans	81,812	24,180	-
Loans repayment	(76,144)	-	-
Principal payments on account of capital lease obligation	(38,123)	(38,033)	(38,536)
Debentures repayment	-	(18,493)	(39,843)
Proceeds from an investment in subsidiary	-	1,932	11,685
Net cash used in financing activities	(32,455)	(30,414)	(66,650)
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	(4,758)	(5,395)	(3,893)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	11,230	(80,095)	129,829
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	260,664	340,759	210,930
CASH AND CASH EQUIVALENTS - END OF PERIOD	$271,894	$260,664	$340,759

See notes to the consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended December 31,
	2024	2023	2022
NON-CASH ACTIVITIES:
Investments in property and equipment	$50,440	$164,667	$169,376
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash received during the period from interest	$53,613	$30,475	$12,358
Cash paid during the period for interest	$4,255	$4,519	$4,458
Cash paid for income tax, net during the period	$23,488	$12,379	$12,802

See notes to the consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024
(dollars in thousands, except per share data)

NOTE 1:       DESCRIPTION OF BUSINESS AND GENERAL

The consolidated financial statements of Tower Semiconductor Ltd. (“Tower”) include the financial statements of Tower, and (i) its wholly-owned subsidiary Tower US Holdings Inc., the sole owner of: (1) Tower Semiconductor NPB Holdings, Inc. and its wholly-owned subsidiary, Tower Semiconductor Newport Beach, Inc., an independent semiconductor foundry (Tower Semiconductor NPB Holdings, Inc. and Tower Semiconductor Newport Beach, Inc. collectively referred to herein as “TSNB”); and (2) Tower Semiconductor San Antonio, Inc. (“TSSA”); (ii) its 51% owned subsidiary, Tower Partners Semiconductor Co., Ltd. (“TPSCo”), an independent semiconductor foundry which operated three semiconductor facilities located in Tonami, Uozu and Arai (one of which, the Arai facility, ceased its operations in June 2022, see Note 13B2), in Hokuriku Japan, with the other 49% of TPSCo’s shares held by Nuvoton Technology Corporation Japan (“NTCJ”), formerly named “Panasonic Semiconductor Systems Co., Ltd.” (“PSCS”); and (iii) its wholly-owned subsidiary Tower Semiconductor Italy S.r.l. (“TSIT”), incorporated in 2021 following the collaborative arrangement signed in June 2021 with ST Microelectronics S.r.l (“ST”) according to which TSIT shares cost with ST, as of December 31, 2024, at a new 300 mm facility owned by ST in Agrate, Italy (see Note 13E).

Tower and its subsidiaries are collectively referred to as the “Company”.

The Company is a leading global analog foundry of high value semiconductor solutions, providing technology, development and process platforms for integrated circuits (ICs) in growing markets offering a broad range of customizable process technologies including: SiGe, SiPho, mixed signal CMOS, RF CMOS, CMOS image sensor, non-imaging sensors and integrated power management. The Company also provides a world-class design enablement platform for a quick and accurate design cycle, as well as Transfer Optimization and development Process Services (“TOPS”) to integrated device manufacturers (“IDMs”) and fabless companies that require capacity. To provide multi-fab sourcing and expanded capabilities for its customers, as of December 31, 2024, the Company owns two facilities in Israel (150mm and 200mm), two in the U.S. (200mm), two in Japan through TPSCo (200mm and 300mm), shares a clean room and capacity in a 300mm facility in Italy with ST, and is establishing with Intel Corporation’s (“Intel”) capacity corridor in Intel’s 300mm facility in New Mexico, USA, organized under TSSA (see Note 13F).

Tower’s ordinary shares are traded on the NASDAQ Global Select Market and on the Tel-Aviv Stock Exchange (“TASE”) under the symbol TSEM.

On February 15, 2022, Intel and Tower announced the signing of a definitive agreement under which Intel was to acquire all of Tower’s outstanding ordinary shares for cash consideration of $53 per share, however, the closing conditions for this transaction were not met since certain regulatory approvals were not received, hence, on August 16, 2023, Intel and Tower announced the termination of this agreement. Pursuant to the terms of the agreement, and in connection with the termination, Intel paid Tower a termination fee of $353,000, which is presented, net of associated fees, in a separate line within the statement of operations for the year ended December 31, 2023 in the amount of $313,501.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 2:       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.     Basis of Presentation

The Company’s consolidated financial statements are presented in accordance with U.S. generally accepted accounting principles (“US GAAP”).

B.     Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with US GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

C.     Principals of Consolidation

The Company’s consolidated financial statements include the financial statements of Tower and its subsidiaries. The Company’s consolidated financial statements are presented after the elimination of inter-company transactions and balances.

D.     Reclassifications

Certain prior year amounts have been reclassified to conform to the current financial statement presentation.

E.     Cash and Cash Equivalents

Cash and cash equivalents consist of cash, highly liquid bank deposits and money market funds readily convertible to known amounts of cash with original maturities of three months or less as of the date of its purchase.

F.      Short Term Interest-Bearing Deposits

Short-term deposits include bank deposits with original maturities greater than three months and with remaining maturities of less than one year. Such deposits are presented at cost, including accrued interest, which approximates their fair value.

G.     Marketable Securities

The Company accounts for its investments in grade debt securities in accordance with ASC 320 "Investments - Debt Securities". Management determines the appropriate classification of its investments in debt securities at the time of purchase and re-evaluates such determinations at each balance sheet date.

The Company classifies its marketable securities as "available-for-sale", as the Company does not intend to hold them necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity, mix of the Company’s assets and liabilities, liquidity needs and other similar factors. Securities classified as available for sale are measured at fair value, based on quoted market prices or independent pricing services valuation. Gains and losses are recognized on a specific identification basis, in the Company's consolidated statements of operations.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 2:       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

G.     Marketable Securities (continued)

Unrealized gains and losses are recorded in (i) the statement of other comprehensive income in periods the Company has no specific need and/or plan to use cash by selling such securities, or (ii) in the statement of operations as financing expense (income) in periods the Company has a specific need and/or intends to sell such securities.

The Company assessed the available-for-sales debt securities with an amortized cost basis in excess of estimated fair value to determine what amount of that difference, if any, is caused by expected credit losses in accordance with ASC  326, "Financial Instruments - Credit Losses".

Allowance for credit losses is recorded in financing income (expense), net, on the consolidated statements of operation, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income in shareholders' equity.

As of December 31, 2024, the Company had no outstanding marketable securities since it sold all its marketable securities portfolios during 2024.

As of December 31, 2023 the Company concluded that the current expected credit losses on its available-for-sale investment portfolio were immaterial.

H.     Trade Accounts Receivables - Allowance for Expected Credit Loss

The Company maintains an allowance based on specific analysis of each customer account receivable’s aging, assessment of its related risk and ability of the customer to make the required payment. In addition, in accordance with ASC 326, "Financial Instruments - Credit Losses", an allowance is maintained for such estimated expected losses. The amount of the allowance is determined principally on the basis of past collection experience and known financial factors regarding specific customers. Trade accounts receivables are written off using this allowance when it is probable that collection will not occur. Credit is extended to customers satisfying pre-defined credit criteria.

The total allowance for expected credit losses was $4,982 and $4,790 as of December 31, 2024 and 2023, respectively.

I.      Inventories

Inventories are stated at the lower of aggregate cost or net realizable value. If inventory costs exceed expected net realizable value, the Company writes-down the difference between the cost and the expected net realizable value. Cost of raw materials is determined mainly on the basis of the weighted average moving price per unit. Work in progress is measured at cost including acquisition costs, processing costs and other costs incurred in bringing the inventories to their present stage.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 2:       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

J.      Investments in Privately Held Companies

Long-term investments include equity investments in privately-held companies without readily determinable fair values. In accordance with ASC 321 - “Investments - Equity Securities”, the Company may elect to measure those investments at fair value or at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer (“Measurement Alternative”). The Company elected to use the Measurement Alternative for each of its investments. Any adjustments resulting from impairments and/or observable price changes are recorded under “other income (expense), net” in the consolidated statements of operations. See also Note 2M below.

K.     Property and Equipment

The Company accounts for property and equipment in accordance with Accounting Standards Codification ASC 360 “Accounting for the Property, Plant and Equipment”. Property and equipment are presented at cost, including capitalizable costs. Capitalizable costs include only costs that are identifiable with, and related to, the property and equipment, and are incurred prior to their initial operation. Identifiable incremental direct costs include costs associated with constructing, establishing, and installing facilities and equipment, as well as technology transfer.

Maintenance and repairs are charged to expenses as incurred.

Property and equipment are presented net of investment grants and government subsidies received and less accumulated depreciation.

Depreciation is calculated based on the straight-line method over the Company’s estimated useful lives of the assets, as follows:

•	Buildings and building improvements, including facility infrastructure: 7-25 years.
•	Machinery and equipment, software and hardware: 3-15 years.

Impairment charges, if needed, are determined based on the policy outlined in Note 2M below.

Property and equipment also include assets under capital leases, which are depreciated over their applicable useful life.

L.     Intangible Assets and Goodwill

The Company accounts for intangible assets and goodwill in accordance with ASC 350 “Intangibles-Goodwill and Other”. Intangible assets include the values assigned to the intangible assets as part of the purchase price allocation made at the time of acquisition. Intangible assets are amortized over the expected estimated economic life commonly used in the industry. Goodwill is not amortized and subject to impairment testing. Impairment charges on intangibles or goodwill, if needed, are determined based on the policy outlined in Note 2M below.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 2:       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

M.    Impairment of Assets

Impairment of Property, Equipment and Intangible Assets

The Company reviews long-lived assets and intangible assets on a periodic basis, as well as when such review is required based upon relevant circumstances, to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, considering the undiscounted cash flows expected from them. If applicable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets, in accordance with ASC 360-10 “Property, Plant and Equipment”. As of December 31, 2024, the Company concluded there was no impairment to its long-lived assets and intangible assets.

Impairment of Goodwill

The Company performs a qualitative analysis when testing goodwill for impairment. A qualitative goodwill impairment test is performed when the fair value of a reporting unit historically has significantly exceeded the carrying value of its net assets and based on current operations is expected to continue to exceed it. Otherwise, the Company is required to conduct a quantitative impairment test and estimate the fair value of the reporting unit using a combination of an income approach based on discounted cash flow analysis and a market approach based on market multiples. If the fair value of a reporting unit is less than its carrying value, a goodwill impairment charge is recorded for the difference. As of December 31, 2024, the Company performed a qualitative impairment test for its reporting unit and concluded there was no impairment of goodwill.

Impairment of Investment in Privately Held Companies

Investments in privately held companies accounted for using the Measurement Alternative are subject to periodic impairment reviews. Based on ASC 321-10-35-3, the Company’s impairment analysis considers qualitative factors to evaluate whether the investment is impaired. As of December 31, 2024, no impairments were recorded.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 2:       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

N.     Leases

The Company recognizes a right-of-use asset (“ROU”) and lease liability for all operating and capital leases with a term greater than twelve months upon lease arrangement inception.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the terms of lease contracts. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. Since most of the Company’s leases do not provide an implicit rate, the Company's incremental borrowing rate is used based on the information available at the commencement date in determining the present value of lease payments. The lease terms used to calculate the ROU asset and related lease liability include options to terminate the lease or extend it when it is reasonably certain that the Company will exercise that option. Lease expense for operating leases is recognized on a straight-line basis over the lease term as an operating expense. For additional information, see Notes 10D and 10E.

O.     Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 “Revenue from Contracts with Customers“ when it transfers the control of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The Company’s revenues are generated principally from sales of semiconductor wafers. The Company, to a much lesser extent, also derives revenues from design support and other technical and support services incidental to the sale of semiconductor wafers. Most of the Company’s sales are achieved through the effort of its direct sales and business development force.

Wafer sales typically contain a single performance obligation that is fulfilled on the date of delivery and recognized at a point in time, which is upon shipment of the Company’s products to unaffiliated customers, depending on shipping terms stipulated in the contract. Accordingly, control of the products transfers to the customer in accordance with the transaction's shipping terms. Taxes imposed by governmental authorities, such as sales taxes or value-added taxes, are excluded from net sales.

The Company provides for sales returns allowance relating to specified yield or quality commitments as a reduction of revenues, based on past experience and specific identification of relevant events, which has been in immaterial amounts.

The Company provides its customers with other services that are less significant in scope and amount and for which recognition occurs over time when customers receive the services.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 2:       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

P.     Research and Development

Research and development costs are charged to operations as incurred. Amounts received or receivable from the government of Israel and others, such as participation in research and development programs, are offset from research and development costs. The accrual for grants receivable is determined based on the terms of the programs, provided that the criteria for entitlement have been met. As of December 31, 2024, the grants receivable amount was immaterial.

Q.     Income Taxes

The Company accounts for income taxes using an asset and liability approach as prescribed in ASC 740-10 “Income Taxes”. This topic prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred taxes are measured using the enacted tax rates under applicable law expected to be in effect for the year in which the differences are expected to reverse as of the balance sheet date. Deferred tax assets and liabilities, as well as any related valuation allowance, are presented as noncurrent items on the balance sheets.

The Company evaluates the potential realization of its deferred tax assets for each jurisdiction in which the Company operates at each reporting date and establishes valuation allowances when it is more likely than not that all or a part of its deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the same character and in the same jurisdiction. The Company considers all available positive and negative evidence in making this assessment, including, but not limited to, the scheduled reversal of deferred tax liabilities and deferred tax assets and projected future taxable income.

A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized based on all available evidence.

ASC 740-10 prescribes a two-step approach for recognizing and measuring uncertain tax positions. The first step is to evaluate tax positions taken or expected to be taken in a tax return by assessing whether they are more-likely-than-not sustainable, based solely on their technical merits including resolution of any related appeals or litigation process. The second step is to measure the associated tax benefit of each position as the largest amount that the Company believes is more-likely-than-not realizable. Differences between the amount of tax benefits taken or expected to be taken in its income tax returns and the amount of tax benefits recognized in its financial statements, represent the Company's unrecognized income tax benefits. The Company's policy is to include interest and penalties related to unrecognized income tax benefits as a component of income tax expense.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 2:       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

R.     Earnings per Ordinary Share

Basic earnings per share are calculated in accordance with ASC 260, “Earnings Per Share” by dividing net profit or loss attributable to ordinary equity holders of Tower (the numerator) by the weighted average number of ordinary shares outstanding during the reported period (the denominator). Diluted earnings per share are calculated, if applicable, by adjusting the net profit attributable to ordinary equity holders of Tower, and the weighted average number of ordinary shares, taking into effect all potential dilutive ordinary shares.

S.     Comprehensive Income

In accordance with ASC 220 “Comprehensive Income”, comprehensive income represents the change in shareholders’ equity during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a reporting period except those resulting from investments by owners and distributions to owners. Other comprehensive income (“OCI”) represents gains and losses that are included in comprehensive income but excluded from net profit.

T.     Functional Currency and Exchange Rate Results

The currency of the primary economic environment in which Tower, TSSA, TSNB and TSIT conduct their operations is the U.S. Dollar (“dollar”). Thus, the dollar is their functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with ASC 830-10 “Foreign Currency Matters”. All transaction gains and losses from the re-measurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate. The financial statements of TPSCo, whose functional currency is the Japanese Yen (“JPY”), have been translated into dollars. The assets and liabilities have been translated using the exchange rate in effect as of the balance sheet date. The statements of operations of TPSCo have been translated using the average exchange rate for the reported period. The resulting translation adjustments are charged or credited to OCI.

U.     Stock-based Compensation

The Company applies the provisions of ASC Topic 718 “Compensation - Stock Compensation”, under which employees’ share-based equity awards (mostly restricted stock units and performance unit shares) are recognized based on the grant-date fair values.

The compensation costs are recognized using the graded vesting attribution method based on the vesting terms of each unit included in the award resulting in an accelerated recognition of compensation costs.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 2:       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

V.     Fair Value Measurements of Financial Instruments

ASC 820, "Fair Value Measurements and Disclosures" (“ASC 820”), requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

ASC 820 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying value of the Company’s bank deposits, account receivables, payables and accrued liabilities, approximate their current fair values in accordance with their nature and respective maturity dates or durations. The Company had no financial assets or liabilities carried and measured on a non-recurring basis during the reporting periods. Financial assets and liabilities measured on a recurring basis are those that are adjusted to fair value each time a financial statement is prepared such as marketable securities and investments in privately-held companies.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 2:       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

W.    Derivatives and Hedging

In accordance with ASC Topic 815, Derivative and Hedging ("ASC 815"), the Company recognizes all its derivative instruments as either assets or liabilities and carries them at fair value.

For derivative instruments that are designated and qualify as cash flow hedges, the derivative's gain or loss is initially reported as a component of OCI and is subsequently recorded into earnings when the hedged exposure affects earnings, in the same line item as the underlying hedged item on the consolidated statements of earnings.

Cash flow hedges related to anticipated transactions are designated and documented at the inception of each hedge. Cash flows from hedging transactions are presented in the same categories as the cash flows from the respective hedged items.

X.     Recently Adopted Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU No. 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. The new standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The adoption of this ASU does not have any impact on the Company’s financial position, results of operations or cash flow reports, see Note 15E with regards to applicable disclosure.

Y.     Recently Issued Accounting Pronouncements Not Yet Adopted

On December 23, 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-09— Income taxes (topic 740): improvements to income tax disclosures.

This ASU requires disclosure of specific categories in the rate reconciliation and additional information for reconciling items that meet a quantitative threshold. The amendment also includes other changes to improve the effectiveness of income tax disclosures, including further disaggregation of income taxes paid for individually significant jurisdictions.

The amendment should be effective for annual periods beginning after December 15, 2024. The Company does not expect the new standard to have a material impact on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. ASU 2024-03 requires disclosure of specified information about certain costs and expenses on an interim and annual basis in the notes to the financial statements. The guidance is effective for fiscal years beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Company does not expect the new standard to have a material impact on its consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 3:       INVENTORIES

Inventories consist of the following as of December 31, 2024 and 2023:

Details	2024	2023
Raw materials	$127,171	$145,894
Work in process	118,642	116,698
Finished goods	22,482	20,096
	$268,295	$282,688

Work in process and finished goods are presented net of aggregate write-downs to net realizable value of $8,803 and $8,327 as of December 31, 2024 and 2023, respectively.

NOTE 4:       OTHER CURRENT ASSETS

Other current assets consist of the following as of December 31, 2024 and 2023:

Details	2024	2023
Direct and indirect tax receivables	$27,551	$22,892
Prepaid expenses	32,985	11,097
Receivables from hedging transactions - see Note 11A	768	1,894
Other receivables	513	73
	$61,817	$35,956

NOTE 5:       LONG-TERM INVESTMENTS

Long-term investments consist of the following as of December 31, 2024 and 2023:

Details	2024	2023
Investments in privately held companies	$6,780	$6,780
Pension plan net assets - see Notes 12B	1,870	1,672
	$8,650	$8,452

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 6:       PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following as of December 31, 2024 and 2023:

Details	2024	2023
Original cost: (*)
Land and buildings, including facility infrastructure	$463,564	$429,191
Machinery and equipment	4,281,817	3,977,381
	4,745,381	4,406,572
Accumulated depreciation:
Buildings, including facility infrastructure	(303,041)	(291,684)
Machinery and equipment	(3,155,718)	(2,958,959)
	(3,458,759)	(3,250,643)
	$1,286,622	$1,155,929

(*) Original cost includes ROU assets under capital lease in the amount of $153,159 and $204,230 as of December 31, 2024 and 2023, respectively. The depreciation expense of such assets amounted to $15,195 and $18,307 for the years ended December 31, 2024 and 2023, respectively.

As of December 31, 2024 and 2023, the original cost of land, buildings, machinery and equipment was presented net of investment grants, in the aggregate amount of approximately $285,000.

NOTE 7:       INTANGIBLE ASSETS, NET

Intangible assets consist of the following as of December 31, 2024:

Details	Useful life (years)	Cost	Accumulated Amortization	Net
Facilities’ lease	19	$33,500	$(30,682)	$2,818
Technologies	10-20	6,700	(6,322)	378
Customer relationships	15	2,600	(2,600)	-
Total identifiable intangible assets		$42,800	$(39,604)	$3,196

Intangible assets consist of the following as of December 31, 2023:

Details	Useful life (years)	Cost	Accumulated Amortization	Net
Facilities’ lease	19	$33,500	$(29,394)	$4,106
Technologies	10-20	6,700	(5,691)	1,009
Customer relationships	15	2,600	(2,600)	-
Total identifiable intangible assets		$42,800	$(37,685)	$5,115

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 8:       OTHER LONG-TERM ASSETS, NET

Other long-term assets, net consist of the following as of December 31, 2024 and 2023:

Details	2024	2023
Long-term prepaid expenses	$2,514	$18,598
ROU - assets under operating leases	7,874	9,762
Prepaid long-term land lease, net	2,572	2,693
Deferred tax asset - see Note 18	1,768	1,810
	$14,728	$32,863

NOTE 9:       OTHER CURRENT LIABILITIES

Other current liabilities consist of the following as of December 31, 2024 and 2023:

Details	2024	2023
Tax payables	$12,428	$7,400
Hedging transactions related payables – see Note 11A	5,070	500
Others	1,712	1, 386
	$19,210	$9,286

NOTE 10:     LONG-TERM DEBT

A.    Composition

As of December 31, 2024 and 2023:

Details	2024	2023
JPY loans - principal amount - see Notes 10B and 10C below	$98,962	$102,491
Capital leases and other long-term liabilities - see Note 10D below	73,977	119,310
Operating leases - see Note 10E below	7,874	9,762
Less - current maturities	(48,376)	(58,952)
	$132,437	$172,611

B.     Repayment Schedule of Long-term JPY Loans

As of December 31, 2024:

Details	Interest Rate	2025	2026	2027	2028	2029	2030	Total
Long-term JPY loans	2.0%	$6,386	$-	$13,226	$26,450	$26,450	$26,450	$98,962

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 10:     LONG-TERM DEBT (continued)

C.     Long-term JPY Loans

In December 2021, TPSCo refinanced its then existing loan with an 11 billion JPY (approximately $70,000 as of December 31, 2024) asset-based loan with a consortium of financial institutions consisting of (i) JA Mitsui Leasing, Ltd., (ii) Mitsubishi HC Capital Inc., (iii) Taishin International Bank Co., Ltd. Tokyo Branch, and (iv) BOT lease Co. Ltd. (“2021 JPY Loan”). The 2021 JPY Loan carried a fixed interest rate of 1.95% per annum with principal payable in seven semiannual payments from December 2024 until December 2027. The 2021 JPY Loan was secured mainly by a lien over the machinery and equipment of TPSCo located in the Uozu and Tonami facilities.

In September 2023, TPSCo entered into a term loan agreement with JA Mitsui Leasing Ltd. for an additional 3.5 billion JPY (approximately $22,000 as of December 31, 2024) term loan (“2023 JPY Loan”). The 2023 JPY Loan carried a fixed interest rate of 1.95% per annum with principal payable in seven semiannual payments from September 2024 until September 2027. The 2023 JPY Loan was secured by a second lien over the machinery and equipment of TPSCo located in the Uozu and Tonami facilities.

In December 2024, TPSCo signed an agreement with its lenders to refinance its 2021 JPY Loan and 2023 JPY Loan with a new 14.5 billion JPY (approximately $92,000 as of December 31, 2024) asset-based loan (“2024 JPY Loan”), of which 11.5 billion JPY were used to repay the 2021 JPY Loan and 2023 JPY Loan and 12.5 billion JPY were drawn, resulting in outstanding JPY Loans of 15.5 billion JPY (approximately $100,000) as of December 31, 2024.  In accordance with this agreement, during the first half of 2025, an amount of 3 billion JPY is outstanding for repayment and an amount of 2 billion JPY is expected to be withdrawn.  The lenders are a consortium of financial institutions consisting of (i) JA Mitsui Leasing, Ltd., (ii) Mitsubishi HC Capital Inc. and (iii) BOT lease Co. Ltd. (“2024 JPY Loan”). The 2024 JPY Loan carries a fixed interest rate of 2% per annum with principal payable in seven semiannual payments from December 2027 to December 2030. The 2024 JPY Loan is secured mainly by a lien over the machinery and equipment of TPSCo located in the Uozu and Tonami facilities.

The 2024 JPY Loan contains certain financial ratios and covenants, as well as customary definitions of events of default and acceleration of the repayment schedule. TPSCo’s obligations pursuant to the JPY Loan are not guaranteed by Tower, NTCJ, or any of their affiliates.

As of December 31, 2024, TPSCo maintained compliance with all of the financial covenants under the 2024 JPY Loan.

D     Capital Lease Agreements and Other Long-term Liabilities

Certain of the Company’s subsidiaries enter into capital lease agreements from time to time for certain machinery and equipment, usually for a period of four years, with an option to buy the machinery and equipment after a period of between three to four years from the start of the lease period. The lease agreements are denominated in JPY and contain annual interest rates of approximately 2%, and the assets under the lease agreements are pledged to the lender until the time at which the respective subsidiary acquires the assets. The obligations under the capital lease agreements are guaranteed by Tower, except for TPSCo’s obligations under its capital lease agreements (see also Note 13B).

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 10:     LONG-TERM DEBT (continued)

D.     Capital Lease Agreements and Other Long-term Liabilities (continued)

TPSCo leases its facility buildings in Japan from NTCJ under a long-term capital lease with a term through at least March 2032.

As of December 31, 2024 and 2023, the Company’s total outstanding capital lease liabilities for fixed assets were $73,453 and $118,272, respectively, of which $24,785 and $40,330, respectively, were included under current maturities of long-term debt.

The following presents the maturity of capital lease and other long-term liabilities as of December 31, 2024:

Fiscal Year	Amount ($)
2025	$26,503
2026	24,816
2027	7,220
2028	5,087
2029	4,118
2030 and on	9,266
Total	77,010
Less - imputed interest	(3,033)
Total	$73,977

E.     Operating Lease Agreements

The Company enters into operating leases from time to time, primarily with regard to certain of its operating and other facilities. Operating lease cost for the years ended December 31, 2024, 2023 and 2022 was $4,592, $4,807 and $5,867, respectively. During 2024, cash paid for operating lease liabilities was $4,439.

 The following presents the composition of operating leases in the balance sheets:

Details	Presentation in the Consolidated Balance Sheets	December 31, 2024	December 31, 2023
ROU - assets under operating leases	Other long-term assets, net	$7,874	$9,762
Lease liabilities:
Current operating lease liabilities	Current maturities of long-term debt	$3,913	$3,450
Long-term operating lease liabilities	Long-term debt	3,961	6,312
Total operating lease liabilities		$7,874	$9,762
Weighted average remaining lease term (years)		2.6	3.3
Weighted average discount rate		1.95%	1.94%

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 10:     LONG-TERM DEBT - OTHERS (continued)

E.     Operating Lease Agreements (continued)

  The following presents the maturity presentation of operating lease liabilities as of December 31, 2024:

Fiscal Year	Amount ($)
2025	$3,927
2026	3,161
2027	916
Total	8,004
Less - imputed interest	(130)
Total	$7,874

NOTE 11:     FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

The Company makes certain disclosures as detailed below with regards to financial instruments, including derivatives. These disclosures include, among other matters, the nature and terms of derivative transactions, information about significant concentrations of credit risk and the fair value of financial assets and liabilities.

The Company formally designates qualifying derivatives as hedge relationships (“hedges”) and applies hedge accounting when considered appropriate. The Company does not use derivative financial instruments for trading or speculative purposes.

A.     Exchange Rate Transactions

As the functional currency of the Company is the USD and a portion of Tower’s expenses are denominated in NIS, the Company enters into exchange rate agreements from time to time to partially hedge the volatility of future cash flows caused by changes in foreign exchange rates on NIS-denominated expenses. The exchange rate transaction-related derivatives were accounted for as hedge accounting, resulting in gain or loss initially reported as a component of OCI and subsequently, upon maturity, recorded in the statement of operations, while the hedged item’s exposure results were recorded in the statement of operations. Changes in the derivative time value were excluded from the assessment of hedge effectiveness and recognized in the statement of operations. As of December 31, 2024 and 2023, the fair value gain, net amounts from such NIS to USD exchange rate agreements were $768 and $1,894, respectively, in an asset position, presented in other current assets, and the face value amounts of such exchange rate agreements were $156,000 and $156,000, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 11:     FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

A.     Exchange Rate Transactions (continued)

As the functional currency of the Company is the USD and TPSCo revenues and a portion of its expenses are denominated in JPY, the Company enters into exchange rate agreements from time to time to partially hedge the volatility of future cash flows caused by changes in foreign exchange rates on JPY-denominated amounts. The exchange rate transaction related derivatives were accounted for as hedge accounting resulting in gain or loss initially reported as a component of OCI and subsequently, upon maturity, recorded in the statement of operations, while the hedged item’s exposure results were recorded in the statement of operations. Changes in the derivative time value were excluded from the assessment of hedge effectiveness and recognized in the statement of operations. As of December 31, 2024 and 2023, the fair value loss, net amounts from such JPY to USD exchange rate agreements were $4,261 and $500, respectively, in a liability position, presented in other current liabilities, and the face value amounts of such exchange rate agreements were $186,000 and $204,000, respectively.

As the functional currency of the Company is the USD and a portion of TSIT’s expenses are denominated in EUR, the Company enters into exchange rate agreements from time to time to partially hedge the volatility of future cash flows caused by changes in foreign exchange rates on EUR-denominated expenses.  The exchange rate transaction-related derivatives were accounted for as hedge accounting resulting in gain or loss initially reported as a component of OCI and subsequently, upon maturity, recorded in the statement of operations, while the hedged item’s exposure results were recorded in the statement of operations. Changes in the derivative time value were excluded from the assessment of hedge effectiveness and recognized in the statement of operations. As of December 31, 2024, the fair value loss, net amount from such EUR to USD exchange rate agreements was $809 in a liability position, presented in other current liabilities, and the face value amount of such exchange rate agreements was $39,600.

B.     Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, marketable securities, derivatives, trade receivables and government and other receivables. The Company’s cash, deposits, marketable securities and derivatives are maintained with large and reputable banks and investment banks. The composition and maturities of investments are regularly monitored by the Company. Generally, these securities may be redeemed upon demand and bear minimal risk.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 11:     FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

B.     Concentration of Credit Risks (continued)

The Company generally does not require collateral for insurance of receivables; however, in certain circumstances, the Company obtains credit insurance or may require advance payments. An allowance for current expected credit losses is maintained with respect to trade accounts receivables and marketable securities which as of December 31, 2024 was an insignificant amount. The Company performs ongoing credit evaluations of its customers and marketable securities.

C.     Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments do not materially differ from their respective carrying amounts as of December 31, 2024 and 2023.

D.     Fair Value Measurements

Valuation Techniques

In general, and where applicable, the Company uses quoted prices in active markets for identical assets or liabilities to determine fair value. This pricing methodology applies to the Company’s Level 1 assets and liabilities. If quoted prices in active markets for identical assets and liabilities are not available to determine fair value, the Company uses quoted prices for similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. This pricing methodology applies to the Company’s Level 2 and Level 3 assets and liabilities.

Level 1 Measurements

Securities classified as available-for-sale are reported at fair value on a recurring basis. These securities are classified as Level 1 of the valuation hierarchy where quoted market prices from reputable third-party brokers are available in an active market. Changes in fair value of securities available-for-sale are recorded in other comprehensive income.

Level 2 Measurements

If quoted market prices are not available, or the prices of securities are derived from various sources, and do not necessarily represent the prices at which these securities could have been bought or sold, the Company obtains fair value measurements of these securities or of similar assets and liabilities from an independent pricing service. These securities are reported using Level 2 inputs and the fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, U.S. government and agency yield curves, live trading levels, trade execution data, market consensus prepayment speeds, credit information, and the security’s terms and conditions, among other factors.

For cross-currency swap and derivatives measured under Level 2, the Company uses the market approach using quotations from banks and other public information.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 11:     FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

D.     Fair Value Measurements (continued)

Level 3 Measurements

Investments in equity securities of privately-held companies without readily determinable fair values are measured using the Measurement Alternatives (see Note 2J). The Company reviews these investments for impairment and observable price changes on a quarterly basis and adjusts the carrying value accordingly. For the year ended December 31, 2023, and 2024, the Company did not record significant changes to the carrying value of such investments.

Recurring fair value measurements using the indicated inputs:

Details	December 31, 2024	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Privately held companies	$6,780	$-	$-	$6,780
Foreign exchange forward and cylinders - net liability position	(4,302)	-	(4,302)	-
	$2,478	$-	$(4,302)	$6,780

Details	December 31, 2023	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Privately held companies	$6,780	$-	$-	$6,780
Marketable securities held for sale	184,960	-	184,960	-
Foreign exchange forward and cylinders - net asset position	1,394	-	1,394	-
	$193,134	$-	$186,354	$6,780

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 11:     FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

E.     Short-Term Deposits and Marketable Securities

Short-term Deposits as of December 31, 2024 amounted to $946,351; as of December 31, 2023, short-term deposits and marketable securities included deposits in the amount of $790,823 and marketable securities with applicable accrued interest in the amount of $184,960.

During 2024, the Company sold its entire portfolio and had no outstanding marketable securities as of December 31, 2024.

The following table summarizes amortized costs, gross unrealized gains and losses and estimated fair values of available-for-sale marketable securities as of December 31, 2023:

Details	Amortized Cost (*)	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Corporate bonds	$166,356	$2,015	$(7,117)	$161,254
Government bonds	22,470	73	(87)	22,456
	$188,826	$2,088	$(7,204)	$183,710

* Excluding accrued interest of $1,250.

The scheduled maturities of available-for-sale marketable securities as of December 31, 2023, were as follows:

Details	Amortized Cost	Estimated fair value
Due within one year	$31,075	$30,938
Due within 2-5 years	134,256	130,271
Due after 5 years	23,495	22,501
	$188,826	$183,710

Investments with continuous unrealized losses for less than twelve months and for twelve months or more and their related fair values December 31, 2023, were as indicated in the following tables. As of December 31, 2024, there were no such outstanding investments.

	December 31, 2023
	Investments with continuous unrealized losses for less than twelve months		Investments with continuous unrealized losses for twelve months or more		Total investments with continuous unrealized losses
Details	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate bonds	$49,843	$(3,073)	$67,167	$(4,044)	$117,010	$(7,117)
Government bonds	3,299	(2)	5,404	(85)	8,703	(87)
Total	$53,142	$(3,075)	$72,571	$(4,129)	$125,713	$(7,204)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 12:     EMPLOYEE RELATED LIABILITIES

A.     Employee Termination Benefits

Israeli law, labor agreements and corporate policy determine the obligations of Tower to make severance payments to dismissed Israeli employees and to Israeli employees leaving employment under certain circumstances. Generally, the liability for severance pay benefits, as determined by Israeli law, is based upon length of service and the employee’s monthly salary. This liability is primarily covered by regular deposits made each month by Tower into recognized severance and pension funds and by insurance policies maintained by Tower, based on the employee’s salary for the relevant month.

Tower implements a labor agreement with regard to most of its Israeli employees, according to which monthly deposits into recognized severance and pension funds or insurance policies release it from any additional severance obligation in excess of the balance in such accounts to such Israeli employees and, therefore, Tower incurs no liability or asset with respect to such severance obligations and deposits. Any net severance amount is released on the employee’s termination date. Payments relating to Israeli employee termination benefits were $5,716, $5,752 and $6,269 for 2024, 2023 and 2022, respectively.

TPSCo established a Defined Contribution Retirement Plan (the “DC Plan”) for its employees through which TPSCo contributes approximately 8% of employee base salary to the DC Plan. Such contribution releases the employer from further obligation to any payments upon termination of employment. The contribution is remitted either to third party benefit funds based on employee preference, or directly, to those employees who elected not to enroll in the DC Plan. Total payments under the DC Plan in 2024, 2023 and 2022 amounted to $3,853, $4,266 and $4,838 respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 12:     EMPLOYEE RELATED LIABILITIES (continued)

B.     TSNB Employee Benefit Plans

The following information provides the changes in 2024, 2023 and 2022 periodic expenses and benefit obligations due to the bargaining agreement signed between TSNB and its collective bargaining unit employees.

Post-Retirement Medical Plan

The components of the net periodic benefit cost and other amounts recognized in other comprehensive income for post-retirement medical plan expense are as follows as of December 31, 2024, 2023 and 2022:

Details	2024	2023	2022
Net periodic benefit cost:
Service cost	$2	$2	$4
Interest cost	65	71	57
Amortization of prior service costs	-	-	-
Amortization of net (gain) loss	(272)	(282)	(157)
Total net periodic benefit cost	$(205)	$(209)	$(96)
Other changes in plan assets and benefits obligations recognized in other comprehensive income:
Prior service cost for the period	$-	$-	$-
Net (gain) loss for the period	(149)	(195)	(515)
Amortization of prior service costs	-	-	-
Amortization of net gain (loss)	272	282	157
Total recognized in other comprehensive income	$123	$87	$(358)
Total recognized in net periodic benefit cost and other comprehensive income	$(82)	$(122)	$(454)
Weighted average assumptions used:
Discount rate	5.00%	5.10%	3.00%
Expected return on plan assets	N/A	N/A	N/A
Rate of compensation increases	N/A	N/A	N/A
Assumed health care cost trend rates:
Health care cost trend rate assumed for current year (pre-65/post-65 Medicare Advantage)	8.20%/11.00%	7.30%/9.25%	6.00%/8.50%
Health care cost trend rate assumed for current year (pre-65/post-65 Non-Medicare Advantage)	8.20%/8.70%	7.30%/8.30%	6.00%/6.40%
Ultimate rate (pre-65/post-65)	4.50%/4.50%	4.50%/4.50%	4.50%/4.50%
Year the ultimate rate is reached (pre-65/post-65)	2033/2033	2031/2031	2031/2031
Measurement date	December 31, 2024	December 31, 2023	December 31, 2022

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 12:     EMPLOYEE RELATED LIABILITIES (continued)

B.     TSNB Employee Benefit Plans (continued)

The components of the change in benefit obligation, change in plan assets and funded status for post-retirement medical plan are as follows as of the years ended December 31, 2024, 2023 and 2022:

Details	2024	2023	2022
Change in medical plan related benefit obligation:
Medical plan related benefit obligation at beginning of period	$1,319	$1,454	$1,912
Service cost	2	2	4
Interest cost	65	71	57
Benefits paid	(2)	(13)	(4)
Change in medical plan provisions	-	-	-
Actuarial (gain) loss, net	(149)	(195)	(515)
Benefit medical plan related obligation end of period	$1,235	$1,319	$1,454
Change in plan assets:
Fair value of plan assets at beginning of period	$-	$-	$-
Employer contribution	2	13	4
Benefits paid	(2)	(13)	(4)
Fair value of plan assets at end of period	$-	$-	$-
Medical plan related net funding	$(1,235)	$(1,319)	$(1,454)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 12:     EMPLOYEE RELATED LIABILITIES (continued)

B.     TSNB Employee Benefit Plans (continued)

As of December 31, 2024, 2023 and 2022:

Details	2024	2023	2022
Amounts recognized in statement of financial position:
Current liabilities	$(56)	$(50)	$(59)
Non-current liabilities	(1,179)	(1,269)	(1,395)
Net amount recognized	$(1,235)	$(1,319)	$(1,454)
Weighted average assumptions used:
Discount rate	5.70%	5.00%	5.10%
Rate of compensation increases	N/A	N/A	N/A
Assumed health care cost trend rates:
Health care cost trend rate assumed for next year (pre-65/post-65 Medicare Advantage)	8.60%/11.50%	8.20%/11.00%	7.30%/9.25%
Health care cost trend rate assumed for next year (pre-65/post-65 Non-Medicare Advantage)	8.60%/9.90%	8.20%/8.70%	7.30%/8.30%
Ultimate rate (pre-65/post-65 Medicare Advantage)	4.50%/4.50%	4.50%/4.50%	4.50%/4.50%
Ultimate rate (pre-65/post-65 Non-Medicare Advantage)	4.50%/4.50%	4.50%/4.50%	4.50%/4.50%
Year the ultimate rate is reached (pre-65/post-65 Medicare Advantage)	2034/2035	2033/2034	2031/2031
Year the ultimate rate is reached (pre-65/post-65 Non-Medicare Advantage)	2034/2034	2033/2033	2031/2031

The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Other Benefits
2025	$56
2026	65
2027	75
2028	80
2029	87
2030 - 2034	$438

Description of Significant Gains and Losses in Obligations:

For the fiscal year ended December 31, 2024, the benefit obligation summed to a net actuarial gain mainly due to the discount rate increase compared to the prior year. For the fiscal year ended December 31, 2023, the benefit obligation summed to a net actuarial gain due to a significant reduction in retirees receiving medical coverage.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 12:     EMPLOYEE RELATED LIABILITIES (continued)

B.     TSNB Employee Benefit Plans (continued)

TSNB Pension Plan

TSNB has a pension plan that provides monthly pension payments to eligible employees upon retirement. The pension benefits are based on years of service and specified benefit amounts. TSNB uses a December 31 measurement date each year. TSNB’s funding policy is to make contributions that satisfy at least the minimum required contribution for IRS qualified plans.

The components of the change in benefit obligation, the change in plan assets and funded status for TSNB’s pension plan for the years ended December 31, 2024, 2023 and 2022 are as follows:

Details	2024	2023	2022
Net periodic benefit cost:
Interest cost	$868	$891	$627
Expected return on plan assets	(1,075)	(1,034)	(778)
Expected administrative expenses	200	200	200
Amortization of prior service costs	3	3	3
Amortization of net loss (gain)	91	123	-
Total net periodic benefit cost	$87	$183	$52
Other changes in plan assets and benefits obligations recognized in other comprehensive income:
Prior service cost for the period	$-	$-	$-
Net loss (gain) for the period	(192)	346	1,545
Amortization of prior service costs	(3)	(3)	(3)
Amortization of net gain (loss)	(91)	(123)	-
Total recognized in other comprehensive income	$(286)	$220	$1,542
Total recognized in net periodic benefit cost (gain) and other comprehensive income	$(199)	$403	$1,594
Weighted average assumptions used:
Discount rate	4.90%	5.10%	2.90%
Expected return on plan assets	5.60%	5.60%	3.10%
Rate of compensation increases	N/A	N/A	N/A

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 12:     EMPLOYEE RELATED LIABILITIES (continued)

B.     TSNB Employee Benefit Plans (continued)

The components of the change in benefit obligation, change in plan assets and funded status for TSNB’s pension plan for the years ended December 31, 2024, 2023 and 2022 are as follows:

Details	2024	2023	2022
Change in benefit obligation:
Benefit obligation at beginning of period	$18,281	$17,436	$22,081
Interest cost	868	891	627
Benefits paid	(963)	(963)	(804)
Change in plan provisions	-	-	-
Actuarial loss (gain)	(1,152)	917	(4,468)
Benefit obligation end of period	$17,034	$18,281	$17,436
Change in plan assets:
Fair value of plan assets at beginning of period	$19,953	$19,511	$25,750
Actual return on plan assets	187	1,628	(5,211)
Employer contribution	-	-	-
Expenses paid	(272)	(224)	(224)
Benefits paid	(964)	(962)	(804)
Fair value of plan assets at end of period	$18,904	$19,953	$19,511
Funded Status	$1,870	$1,672	$2,075
Amounts recognized in statement of financial position:
Non-current assets	$1,870	$1,672	$2,075
Non-current liabilities	-	-	-
Net amount recognized	$1,870	$1,672	$2,075
Weighted average assumptions used:
Discount rate	5.60%	4.90%	5.10%
Rate of compensation increases	N/A	N/A	N/A

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 12:     EMPLOYEE RELATED LIABILITIES (continued)

B.     TSNB Employee Benefit Plans (continued)

The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Other Benefits
2025	$1,244
2026	1,285
2027	1,332
2028	1,357
2029	1,375
2030 - 2034	$6,690

Description of Significant Gains and Losses in Obligations:

For the fiscal year ended December 31, 2024, the benefit obligation summed to a net actuarial gain primarily attributable to the discount rate increase as compared to the prior year. For the fiscal year ended December 31, 2023, the benefit obligation summed to a net actuarial loss primarily attributable to the discount rate decrease as compared to the prior year and demographic experience during the year.

The plan’s assets measured at fair value on a recurring basis consisted of the following as of December 31, 2024:

Details	Level 1	Level 2	Level 3
Investments in commingled funds	$-	$18,904	$-
Total plan assets at fair value	$-	$18,904	$-

The plan’s assets measured at fair value on a recurring basis consisted of the following as of December 31, 2023:

Details	Level 1	Level 2	Level 3
Investments in commingled funds	$-	$19,953	$-
Total plan assets at fair value	$-	$19,953	$-

TSNB’s pension plan weighted average asset allocations on December 31, 2024, by asset category are as follows:

Asset Category	December 31, 2024	Target allocation 2025
Equity securities	10%	10%
Debt securities	90%	90%
Total	100%	100%

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 12:     EMPLOYEE RELATED LIABILITIES (continued)

B.     TSNB Employee Benefit Plans (continued)

TSNB’s primary policy goals regarding the plan’s assets are to (1) provide liquidity to meet the Plan benefit payments and expenses payable from the Plan, (2) offer reasonable probability of achieving growth of assets that will assist in closing the Plan’s funding gap, and (3) manage the Plan’s assets in a liability framework. Plan assets are currently invested in commingled funds with various debt and equity investment objectives. The target asset allocation for the plan assets is 90% debt, or fixed income securities, and 10% equity securities. Individual funds are evaluated periodically based on comparisons to benchmark indices and peer group funds, and investment decisions are made by TSNB in accordance with the policy goals. Actual allocation to each asset category fluctuates and may not be within the target allocation specified above due to changes in market conditions.

The estimated expected return on assets of the plan is based on assumptions derived from, among other things, the historical return on assets of the plan, the current and expected investment allocation of assets held by the plan and the current and expected future rates of return in the debt and equity markets for investments held by the plan. The obligations under the plan could differ from the obligation currently recorded, if management's estimates are not consistent with actual investment performance.

NOTE 13:     COMMITMENTS AND CONTINGENCIES

A.     Liens

Loans, and Capital Leases

For liens under TPSCo’s JPY Loans, see Note 10C.  For liens under the capital lease agreements, see Note 10D.

B.     TPSCo

1.   Renewed Contracts

In August 2022, Tower, TPSCo and NTCJ extended certain agreements with respect to TPSCo through March 2027 under certain amended terms, including changes to the commercial pricing for the services provided by TPSCo and enhanced financial support from Tower and NTCJ to TPSCo.

2.   Japanese Operations Restructuring

During 2022 and in accordance with agreements signed in 2019, as amended thereafter, between Tower, NTCJ and TPSCo, TPSCo’s operation in Japan was re-organized and re-structured, maintaining operations at the Uozu and Tonami facilities unchanged, while the Arai facility, which provided products solely to NTCJ and did not serve the Company’s customers, ceased operations, while a portion of the machinery and equipment of the Arai facility was transferred to the Tonami facility. The remaining machinery and equipment were sold to third parties.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 13:     COMMITMENTS AND CONTINGENCIES (continued)

B.     TPSCo (continued)

The restructuring process, including the transfer and installation of machinery and equipment in the Tonami facility and the sale of certain equipment, was mostly completed during 2023 and resulted in total restructuring gain, net from the sale of machinery and equipment of $72,411 as well as total restructuring costs of $24,076.

For the year ended December 31, 2024, the Company recorded restructuring gain from a government subsidy received in relation to this Japan operations restructuring of $6,270.

For the year ended December 31, 2023, the Company recorded restructuring gain from the sale of machinery and equipment, net, of $52,168, as well as restructuring expense of $19,662.

 Changes in accruals related to the Arai facility cessation for the years ended December 31, 2024 and December 31, 2023 were as follows:

Details	Asset disposal accrual	Other Restructuring costs accrual
Accrued balance as of January 1, 2023	$1,963	$7,635
Expenses accrued	-	19,662
Accruals related to assets	(1,741)	(7,318)
Cash payments	(222)	(17,852)
Accrued balance as of December 31, 2023	$-	$2,127
Cash payments	-	(2,127)
Accrued balance as of December 31, 2024	$-	$-

C.     License Agreements

The Company enters into intellectual property and licensing agreements with third parties from time to time. The effect of each of them on the Company’s total assets and results of operations is immaterial. Certain of these agreements call for royalties to be paid by the Company to these third parties.

D.     TSNB Lease Agreement

TSNB leases its facilities under an operational lease contract that is due to expire in the first quarter of 2027. In amendments to its lease, (i) TSNB secured various contractual safeguards designed to limit and mitigate any adverse impact of construction activities on its operations; and (ii) certain obligations of TSNB and the landlord are specified, including certain noise abatement actions at the facility. The landlord has made claims that TSNB’s noise abatement efforts are not adequate under the terms of the amended lease and has requested a judicial declaration that TSNB has committed material non-curable breach of the lease so that the landlord may claim that it has the right to terminate the lease. TSNB does not agree and is disputing these claims.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 13:     COMMITMENTS AND CONTINGENCIES (continued)

E.     Agreement with ST Microelectronics

In 2021, TSIT, Tower’s wholly-owned Italian subsidiary, entered into a definitive agreement with ST Microelectronics (“ST”) to share under collaborative arrangement a 300mm facility with ST in Agrate, Italy. The parties are sharing the cleanroom space and the facility infrastructure, with the Company installing certain of its own equipment inside the clean room in an area which consumes approximately one-third of the total clean room space. TSIT and ST are investing in their respective process equipment, and have been working to accelerate the process flows’ transfer to the facility, product development, qualification and subsequent ramp-up. The comprehensive qualification process has been completed in the fourth quarter of 2024, followed by the commencement of volume production and operations, which were, and will continue to be, managed by ST.

F.     Capacity Corridor Agreement with Intel

In September 2023, Tower and Intel signed an agreement under which a capacity corridor is being established in Intel’s 300mm facility in New Mexico, USA. Under this agreement, Tower is investing up to $300,000 for equipment and other fixed assets to be owned by Tower and installed and qualified for Tower processes in this Intel facility. The corridor is in the initial equipment procurement and installation process and not yet qualified for production.

G.    Other Agreements

From time to time, in the ordinary course of business, the Company enters into long-term agreements with various entities for the joint development of product IPs and processes. The developed IPs may be owned separately by either the other entity or the Company, or owned jointly by both parties, as applicable.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 14:     SHAREHOLDERS’ EQUITY

   A.     Description of Ordinary Shares

As of December 31, 2024, Tower had 150 million authorized ordinary shares, par value NIS 15.00 each, of which approximately 111.6 million were outstanding. Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions, if any, and, in the event of the liquidation of Tower, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

   B.     Equity Incentive Plans

(1)  Tower’s 2013 Share Incentive Plan (the “2013 Plan”)

In 2013, the Company adopted a share incentive plan for directors, officers and employees of the Company (“2013 Plan”).

Under the 2013 Plan, the Company granted a total of approximately 1.58 million restricted stock units (“RSUs”) to its employees and directors during 2024 and a total of approximately 0.80 million RSUs  to its employees and directors during 2023, including the below-described grants to the CEO and directors, with vesting periods of up to three years. These RSUs amounts also include performance based RSUs (“PSUs”) and market based RSUs (“MSUs”). The Company determines compensation expenses of the RSUs based on the closing market price of the ordinary shares on the last trading day immediately prior to the date of grant and amortizes it over the applicable vesting period, taking into consideration achievement, if any, of performance and market criteria.

During 2024, the Company's CEO and members of the Board of Directors were awarded the following RSUs under the 2013 Plan:

(i) approximately 78.4 thousand time-vested RSUs, 176.3 thousand PSUs and 256.3 thousand MSUs, granted to the CEO, with 33% of such RSUs, PSUs and MSUs to vest at the end of each year for 3 years following the grant date. The total compensation value of these awards was approximately $16,500. As was approved by shareholders in 2019, the grant also included a provision requiring the CEO to own, commencing May 2024, ordinary shares of the Company at a minimum value that equals at least three times his annual base salary as of May 2024 (the “Minimum Holding”). As of December 31, 2024, the CEO is in compliance with the Minimum Holding requirement;

(ii) approximately 7.4 thousand time-vested RSUs to the chairman of the Board of Directors (the “Chairman”) for a total compensation value of $300, to vest 33% at the end of each year for 3 years following the grant date; and

(iii) approximately 4.9 thousand time-vested RSUs to each of the eight members of the Board of Directors then serving (other than to the Chairman and the CEO), for an aggregate compensation value of $1,600, vesting over a two-year period, with 50% vesting on the first anniversary of the date of grant and 50% on the second anniversary of the date of grant.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 14:     SHAREHOLDERS’ EQUITY (continued)

B.     Equity Incentive Plans (continued)

As was approved by shareholders in 2020, commencing July 2025, the members of the Board will have to own ordinary shares of the Company at a minimum value that equals at least 50% of their annual base fee and the Chairman will have to own ordinary shares of the Company at a minimum value that equals at least 50% of his annual cash compensation (the “BOD Minimum Holding”). The Chairman and the members of the Board have until July 2025 to accumulate the BOD Minimum Holding (whether by conversion of RSUs to ordinary shares or by purchase of ordinary shares), and during such period, until they accumulate the BOD Minimum Holding, they must retain at least 20% of the vested time-based RSUs granted to him/her on or after July 2020.

During 2023, the Company's CEO and members of the Board of Directors were awarded the following RSUs under the 2013 Plan:

(i) approximately 75.8 thousand time-vested RSUs and 125.0 thousand PSUs granted to the CEO, subject also to time-vesting, with 33% of such RSUs and PSUs to vest at the end of each year for 3 years following the grant date. The total compensation value of these RSUs was approximately $7,500 and also included the Minimum Holding requirement defined above;

(ii) approximately 8.0 thousand time-vested RSUs to the Chairman for a total compensation value of $300, to vest 33% at the end of each year for 3 years following the grant date; and

(iii) approximately 3.3 thousand time-vested RSUs to each of the seven members of the Board of Directors then serving (other than to the Chairman and the CEO), for an aggregate compensation value of $875, vesting over a two-year period, with 50% vesting on the first anniversary of the date of grant and 50% on the second anniversary of the date of grant.

During 2022, the Company's CEO and members of the Board of Directors were awarded the following RSUs under the 2013 Plan:

(i) approximately 59 thousand time-vested RSUs and 97 thousand PSUs granted to the CEO, subject also to time-vesting, with 33% of such RSUs and PSUs to vest at the end of each year for 3 years following the grant date. Total compensation value of these RSUs was approximately $7,200 and also includes the Minimum Holding requirement defined above;

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 14:     SHAREHOLDERS’ EQUITY (continued)

B.     Equity Incentive Plans (continued)

(ii) approximately 6.5 thousand time-vested RSUs to the Chairman for a total compensation value of $300, to vest 33% at the end of each year for 3 years following the grant date; and

(iii) approximately 2.7 thousand time-vested RSUs to each of the seven members of the Board of Directors then serving (other than to the Chairman and the CEO), for an aggregate compensation value of $875, vesting over a two-year period, with 50% vesting on the first anniversary of the date of grant and 50% on the second anniversary of the date of grant.

The grants during 2023 and 2022 to the Chairman and the members of the Board also include the BOD Minimum Holding requirement defined above.

(2) RSUs awards

	2024		2023		2022
Details	Number of RSUs	Weighted average fair value	Number of RSUs	Weighted average fair value	Number of RSUs	Weighted average fair value
Outstanding as of beginning of year	1,585,560	$38.10	1,712,996	$32.90	2,211,100	$24.11
Granted	1,581,492	$31.89	797,241	$37.64	612,881	$44.99
Converted	(726,007)	$36.52	(870,720)	$27.80	(1,068,219)	$21.99
Forfeited	(42,910)	$36.96	(53,957)	$32.49	(42,766)	$24.24
Outstanding as of end of year (*)	2,398,135	$34.51	1,585,560	$38.10	1,712,996	$32.90

(*) Include (i) 736,014, 559,184 and 595,757 PSUs as of December 31, 2024, 2023 and 2022, respectively and (ii) 649,249 MSUs as of December 31, 2024.  The performance goals of 736,014 PSUs outstanding as of December 31, 2024 were achieved. The achievement of market goals of the MSUs outstanding as of December 31, 2024 shall be determined in accordance with a defined performance measurement methodology.

(3) Summary of Information about Employees’ Share Incentive Plans

Details for the year ended December 31	2024	2023	2022
The intrinsic value of converted RSUs	$28,667	$26,976	$48,829
The original fair value of converted RSUs	$26,510	$24,206	$23,492

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 14:     SHAREHOLDERS’ EQUITY (continued)

B.     Equity Incentive Plans (continued)

Stock-based compensation expenses were recognized in the Statement of Operations for the years ended December 31, 2024, 2023 and 2022 as follows:

Details	2024	2023	2022
Cost of goods	$8,764	$8,332	$7,393
Research and development, net	7,422	5,639	4,754
Marketing, general and administrative	17,651	13,960	12,068
Total stock-based compensation expense	$33,837	$27,931	$24,215

C.     Treasury Stock

During 1999 and 1998, the Company funded the purchase by a trustee of an aggregate of approximately 87 thousand ordinary Tower shares. These shares are classified as treasury shares.

NOTE 15:     INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A.     Revenues by Geographic Area - as Percentage of Total Revenue

Years ended December 31, 2024, 2023 and 2022:

Details	2024	2023	2022
USA	42%	46%	49%
Japan	16	17	16
Asia (other than Japan)	33	27	26
Europe	9	10	9
Total	100%	100%	100%

The basis of attributing revenues from external customers to a certain geographic area is based on the headquarters’ location of the customer issuing the purchase order.

B.     Long-Lived Assets by Geographic Area

Substantially all of Tower’s long-lived assets are located in Israel, substantially all of TSNB’s and TSSA’s long-lived assets are located in the United States, substantially all of TPSCo’s long-lived assets are located in Japan and substantially all of TSIT’s long-lived assets are located in Italy.

As of December 31, 2024 and 2023:

Details	2024	2023
Israel	$279,023	$254,868
United States	322,947	250,560
Europe	452,557	371,583
Japan	232,095	278,918
	$1,286,622	$1,155,929

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 15:     INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS (continued)

C.     Major Customers - as Percentage of Net Accounts Receivable Balance

As of December 31, 2024, two customers exceeded 10% of the net accounts receivable balance. As of December 31, 2023, one customer exceeded 10% of the net accounts receivable balance.

D.     Major Customers - as Percentage of Total Revenue

Years ended December 31, 2024, 2023 and 2022:

Details	2024	2023	2022
Customer A	13%	14%	14%
Customer B	11	9	9
Other customers *	16	21	24

*
Represents aggregated revenue to three customers that accounted for between 3% and 9% of total revenue during 2024, to three customers that accounted for between 3% and 9% of total revenue during 2023, and to four customers that accounted for between 4% and 8% of total revenue during 2022.

E.     Reportable Segment

(i) The Company believes it is driving its revenues from a single reportable segment, which is its analog foundry operations that is providing semiconductor solutions offering a broad range of process technologies. To provide the capacity and expanded capabilities for its customers, as of December 31, 2024, the Company owns multiple facilities and is sharing capacity and/ or ownership in other facilities as described in Note 1.

(ii) Since the Company has a single reportable segment, the accounting policies of the segment are the same as those described in the summary of significant accounting policies. The chief operating decision maker (“CODM”) assesses performance and decides how to allocate resources based on the consolidated results of the Company.

(iii) Since the Company has a single reportable segment, its CODM does not allocate resources among segments but is responsible for allocating the entity’s resources. The CODM uses the consolidated measures of profit or loss mostly when assessing performance rather than allocating resources.

(iv) Since the Company has a single reportable segment, it manages its business activities on a consolidated basis.

(v) The Company’s chief operating decision maker is the chief executive officer of the Company.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 16:     FINANCING INCOME (EXPENSE), NET

Financing income (expense), net consists of the following for the years ended December 31, 2024, 2023 and 2022:

Details	2024	2023	2022
Interest expense	$(4,029)	$(4,444)	$(5,687)
Interest income	55,488	39,987	13,596
Series G Debentures amortization, exchange rate and its hedging transactions related results	-	(640)	(772)
Exchange rate results	3,403	1,013	(3,986)
Hedging transactions related results	(7,800)	(5,153)	-
Marketable securities fair value adjustments	5,605	2,944	(9,225)
Bank fees and others	(1,833)	(3,176)	(6,693)
	$50,834	$30,531	$(12,767)

NOTE 17:     RELATED PARTIES BALANCES AND TRANSACTIONS

A.     Balance

The nature of the relationship involved as of December 31, 2024 and 2023:

Details		2024	2023
Long-term investment	Equity investment in a limited partnership	$40	$40

B.     Transactions

Description of the transactions for the years ended December 31, 2024, 2023 and 2022:

Details	Description of the transactions	2024	2023	2022
General and administrative expense	Directors’ fees and reimbursement to directors	$804	$780	$696

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 18:     INCOME TAX

A.     Tower Statutory Income Rates

Pursuant to Amendment 73 to the Israeli Investment Law adopted in 2017 and since Tower is an Israeli industrial company located in Migdal Ha’emek, Israel, it meets the conditions for “Preferred Enterprises” and as such is entitled to an income tax rate of 7.5%.  Any portion of Tower’s taxable income that is not eligible for Preferred Enterprise benefits, if at all, is to be taxed at the Israeli statutory corporate income tax rate of 23%.

B.     Income Tax Expense, Net

The Company's provision for income tax is affected by income tax in a multinational tax environment. The income tax provision is an estimate determined based on current enacted tax laws and tax rates at each of its geographic locations, with the use of acceptable allocation methodologies based upon the Company’s organizational structure, operations and business mode of work, resulting in applicable taxable income attributable to each of the locations the Company operates in.

The Company’s income tax provision consists of the following for the years ended December 31, 2024, 2023 and 2022:

Details	2024	2023	2022
Current tax expense:
Local	$17,431	$-	$-
Foreign	5,579	13,374	13,167
Deferred tax expense (benefit):
Local	(17,141)	62,748	21,550
Foreign	4,336	(10,810)	(9,215)
Income tax expense, net	$10,205	$65,312	$25,502

Details	2024	2023	2022
Profit (loss) before taxes:
Local	$242,879	$588,453	$295,438
Foreign	(25,452)	(3,611)	(3,465)
Total profit (loss) before taxes	$217,427	$584,842	$291,973

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 18:     INCOME TAX (continued)

C.     Components of Deferred Tax Asset/Liability

The following is a summary of the components of the deferred tax assets and liabilities reflected in the balance sheets as of December 31, 2024 and 2023:

Details	2024	2023
Deferred tax asset and liability - long-term:
Deferred tax assets:
Net operating loss carryforward	$7,397	$9,889
Employees compensation	9,675	7,853
Accruals and allowances	11,355	10,997
Research and development credit	24,689	24,677
Research and development, including Section 174 under U.S. Internal Revenue Code	27,732	19,582
Lease liabilities	9,617	12,199
Others	652	2,122
	91,117	87,319
Valuation allowance, see Note 18F below	(31,613)	(20,238)
Deferred tax assets	$59,504	$67,081
Deferred tax liabilities - long-term:
Depreciation and amortization	$(64,859)	$(72,254)
ROU - assets under operating leases	(1,131)	(1,609)
Others	(801)	(838)
Deferred tax liabilities	$(66,791)	$(74,701)

Presented in long term deferred tax assets	$1,768	$1,810
Presented in long term deferred tax liabilities	$(9,055)	$(9,430)

D.     Unrecognized Tax Benefit

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Details	Unrecognized tax benefits
Balance as of January 1, 2024	$9,217
Additions for tax positions of current year	727
Reduction due to statute of limitations of prior years	(1,000)
Balance as of December 31, 2024	$8,944

Details	Unrecognized tax benefits
Balance as of January 1, 2023	$8,490
Additions for tax positions of current year	727
Reduction due to statute of limitations of prior years	-
Balance as of December 31, 2023	$9,217

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 18:     INCOME TAX (continued)

D.     Unrecognized Tax Benefit (continued)

Details	Unrecognized tax benefits
Balance as of January 1, 2022	$7,763
Additions for tax positions of current year	727
Reduction due to statute of limitations of prior years	-
Balance as of December 31, 2022	$8,490

E.     Effective Income Tax

The reconciliation of the Israeli statutory income tax rate to the effective tax rate for the years ended December 31, 2024, 2023 and 2022:

Details	2024	2023	2022
Tax expense computed at statutory rates, see (*) below	$50,008	$134,514	$67,154
Effect of different tax rates in different jurisdictions and Preferred Enterprise Benefit	(36,588)	(89,487)	(46,012)
Change in valuation allowance	11,375	2,697	5,911
Permanent differences and other, net	(14,590)	17,588	(1,551)
Income tax expense	$10,205	$65,312	$25,502

(*) The tax expense was computed based on the Israeli statutory corporate income tax rate of 23%.

F.      Net Operating Loss Carryforward

As of December 31, 2024, Tower had no net operating loss carryforward.

As of December 31, 2024, Tower US Holdings had U.S. federal net operating loss carryforwards of approximately $29,000 of which approximately $21,000 does not expire and is subject to an annual taxable income limitation of 80%. The remaining federal tax loss carryforward of $8,000 will expire in 2028, unless previously utilized.

As of December 31, 2024, Tower US Holdings had a California state net operating loss carryforward of approximately $11,000. The state tax loss carryforward will begin to expire in 2029, unless previously utilized.

Tower US Holdings recorded a valuation allowance thereby reducing the deferred tax asset balances of the U.S. federal and state net operating loss carryforward.

As of December 31, 2024 TPSCo had no net operating loss carryforward.

As of December 31, 2024, TSIT had net operating loss carryforward of approximately $5,500

TSIT recorded a valuation allowance thereby reducing the deferred tax asset balances of net operating loss carryforward.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

(dollars in thousands, except per share data)

NOTE 18:     INCOME TAX (continued)

G.     Final Tax Assessments

Tower possesses final tax assessments through the year 2021.

Tower US Holdings files a consolidated tax return, including TSNB and TSSA. Tower US Holdings and its subsidiaries are subject to U.S. federal income tax as well as income tax in multiple states.

In general, Tower US Holdings is no longer subject to U.S. federal income tax examinations for any of the years before 2021 and state and other U.S. local income tax examinations for any of the years before 2020. However, to the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses were generated and carried forward and make adjustments up to the amount of the net operating loss carryforward amount.

TPSCo possesses final income tax assessments through the year 2020.

TSIT possesses no final income tax assessments.

H.     Pillar Two Model

In December 2021, the OECD released Pillar Two model rules imposed on large multinational corporations, with revenue above €750 million, a minimum effective corporate income tax rate of 15% in every jurisdiction in which they operate. As of December 31, 2024, the rules have been partially enacted in certain jurisdictions in which the Company operates, however did not impact the Company financial statements, nor its tax payments or liabilities. For all the periods ended December 31, 2024, the Company complied with the transitional safe harbor rules in each of its jurisdictions and it currently assumes that it will be able to postpone the application of the rules for periods that will commence after December 31, 2025.